Exhibit 99.1
FCA reports record first quarter: Adjusted EBIT up 5% at €1.6 billion, margin up 50 bps to 6.0%, Adjusted Net Profit and Net Profit up 55% and 59%, respectively, to €1.0 billion. Net Industrial Debt reduced by €1.1 billion to €1.3 billion. Full-year guidance is confirmed.

•	Worldwide combined shipments(1) of 1,204 thousand units, up 5%, primarily due to growth in NAFTA and LATAM and worldwide Jeep shipments up 37%

•	Net revenues of €27.0 billion, down 2% due to negative foreign exchange translation (up 9% at constant exchange rates, or CER)

•	Adjusted EBIT of €1,611 million, up 19% at CER, with Group margin improved 50 bps at 6.0%

•	Adjusted net profit of €1,038 million, up 55% (up 78% at CER); Net profit of €1,021 million, up 59% (up 83% at CER), with lower financial charges and income tax expense

•	Net industrial debt of €1.3 billion, reduced by €1.1 billion from year-end 2017

•	All-new Ram 1500 launched at Sterling Heights Assembly Plant (Michigan), completing the initial phase of the NAFTA capacity realignment plan

•	S&P raised FCA's credit rating to "BB+" and affirmed FCA's outlook as positive, Moody's raised FCA's credit rating to "Ba2"

•	FCA Board of Directors authorized management to develop and implement a plan to spin off the Magneti Marelli business

FINANCIAL RESULTS	Three months ended March 31
(€ million, except as otherwise noted)	2018	2017	Change
Combined shipments(1) (thousands of units)	1,204	1,145	59	+5%
Consolidated shipments(1) (thousands of units)	1,151	1,078	73	+7%
Net revenues	27,027	27,719	(692)	(2)%
Adjusted EBIT(2)	1,611	1,535	76	+5%
Net profit	1,021	641	380	+59%
Adjusted net profit(2)	1,038	671	367	+55%
Diluted earnings per share (EPS) (€)	0.65	0.41	0.24
Adjusted diluted EPS(2) (€)	0.66	0.43	0.23

	At March 31, 2018	At December 31, 2017	Change
Net industrial debt(2)	(1,313)	(2,390)	1,077
Debt	(16,242)	(17,971)	1,729
Available liquidity	19,394	20,377	(983)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Record Q1 with Group margin at 6.0%, up 50 bps
•
NAFTA in line with prior year at €1.2 billion, with margin improved to 7.4% despite launch costs of €0.3 billion and negative foreign currency exchange
•
LATAM continued improvement, achieving 3.9% margin, as compared to a loss in Q1 2017

•
Adjusted net profit up 55%, with continued strong operating performance
•
Net financial expenses of €309 million, down €127 million primarily as a result of year-over-year gross debt reduction
•
Tax expense of €264 million, down €164 million mainly due to the reduced effective tax rate as a result of the U.S. tax reform

NET INDUSTRIAL DEBT	2018 GUIDANCE(3)

•
Improved by €1.1 billion from December 2017, with capital expenditures down €0.9 billion versus prior year mainly due to program timing
•
Cash flows from industrial operating activities at €1.0 billion, net of lower capital expenditures
•
Available liquidity remained strong at €19.4 billion, after a €1.3 billion bond repayment at maturity
The Group confirms full-year guidance: • Net revenues ~ €125 billion • Adjusted EBIT ≥ €8.7 billion • Adjusted net profit ~ €5.0 billion • Net industrial cash ~ €4.0 billion

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(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (2) Refer to page 6 for the reconciliations of Net profit to Adjusted EBIT, Net profit to Adjusted net profit and Diluted EPS to Adjusted diluted EPS and page 7 for the reconciliation of Debt to Net industrial debt; (3) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain. Amounts do not include any impacts from the previously announced potential spin-off of the Magneti Marelli business.

Results by segment

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Three months ended March 31			Three months ended March 31
2018	2017	(€ million)	2018	2017
16,413	17,100	NAFTA	1,216	1,241
1,890	1,672	LATAM	74	(20)
619	666	APAC	10	21
5,640	5,630	EMEA	182	178
754	949	Maserati	86	107
2,482	2,532	Components (Magneti Marelli, Comau, Teksid)	118	118
(771)	(830)	Other activities, unallocated items and eliminations	(75)	(110)
27,027	27,719	Total	1,611	1,535

NAFTA	Three months ended March 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	646	609	+6%	—
Net revenues (€ million)	16,413	17,100	(4)%	+10%
Adjusted EBIT (€ million)	1,216	1,241	(2)%	+14%
Adjusted EBIT margin	7.4%	7.3%	+10 bps	—

Adjusted EBIT margin improved to 7.4% despite launch costs of €0.3 billion
•
U.S. market share(4) at 12.3%, down 20 bps year-over-year, with retail share at 12.0%, up 30 bps, U.S. fleet mix reduced to 23% from 26%
•
Increase in shipments mainly due to all-new Jeep Wrangler and Compass, as well as Chrysler Pacifica partially offset by lower fleet volumes
•
Lower Net revenues reflect positive effects from volumes, mix, and net pricing on existing vehicles and new launches, more than offset by negative foreign exchange translation effects
•
Adjusted EBIT decrease due to higher volumes, favorable vehicle and market mix and price combined with lower SG&A including advertising timing, more than offset by launch and increased product content costs, depreciation and amortization related to new vehicles, as well as negative foreign exchange translation effects

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(4) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

LATAM	Three months ended March 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	132	101	+31%	—
Net revenues (€ million)	1,890	1,672	+13%	+35%
Adjusted EBIT (€ million)	74	(20)	n.m.(5)	n.m.(5)
Adjusted EBIT margin	3.9%	(1.2)%	n.m.(5)	—

Shipments up 31%; achieved highest Q1 margin since 2013
•
Market share(6) down 150 bps in Brazil to 16.3%, up 150 bps in Argentina to 12.6%
•
Increase in shipments primarily due to the all-new Fiat Argo and Cronos, Fiat Strada and Pernambuco-built vehicles, partially offset by discontinued vehicles
•
Net revenues increase primarily due to higher shipments, positive vehicle mix and net pricing, partially offset by negative foreign exchange translation effects
•
Adjusted EBIT increase mainly as a result of higher Net revenues partially offset by increased advertising costs relating to new vehicle launches

APAC	Three months ended March 31		Change
	2018	2017	Actual	CER
Combined shipments(1) (thousands of units)	56	66	(15)%	—
Consolidated shipments(1) (thousands of units)	19	16	+19%	—
Net revenues (€ million)	619	666	(7)%	+3%
Adjusted EBIT (€ million)	10	21	(52)%	(56)%
Adjusted EBIT margin	1.6%	3.2%	-160 bps	—

Continued brand launches impacting short-term profitability
•
Combined shipments down due to lower shipments from China JV
•
Higher consolidated shipments mainly attributable to the all-new Jeep Compass
•
Net revenues decrease as higher consolidated shipments more than offset by less favorable vehicle mix and negative foreign exchange effects
•
Decrease in Adjusted EBIT primarily due to higher SG&A related to the continued Alfa Romeo commercial launch activities

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(5) Number is not meaningful; (6) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

EMEA	Three months ended March 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	345	340	+1%	—
Net revenues (€ million)	5,640	5,630	—%	+1%
Adjusted EBIT (€ million)	182	178	+2%	+1%
Adjusted EBIT margin	3.2%	3.2%	—	—

Margin stable at 3.2%; Jeep sales up 42%
•
European market share (EU28+EFTA) for passenger cars down 30 bps to 6.7% and Light commercial vehicles (LCVs)(7) market share up 50 bps to 11.3%. In the region, Jeep sales were up 42%, Alfa Romeo up 15% and Fiat down 9%
•
Shipments and Net revenues substantially in line with prior year
•
Adjusted EBIT slight increase primarily from lower industrial costs, including positive foreign exchange effects, and SG&A, partially offset by negative net pricing

MASERATI	Three months ended March 31		Change
	2018	2017	Actual	CER
Shipments (thousands of units)	9.4	11.9	(21)%	—
Net revenues (€ million)	754	949	(21)%	(15)%
Adjusted EBIT (€ million)	86	107	(20)%	(19)%
Adjusted EBIT margin	11.4%	11.3%	+10 bps	—

Continued double-digit margin performance
•
Shipments down primarily due to lower Levante volumes partially offset by higher GranTurismo and GranCabrio shipments
•
Net revenues decrease primarily due to lower volumes and negative foreign exchange translation effects, partially offset by positive market mix and net pricing
•
Adjusted EBIT decrease primarily due to lower volumes combined with negative foreign exchange effects, partially offset by industrial and SG&A cost efficiencies, as well as favorable market mix

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended March 31		Change
	2018	2017	Actual	CER
Net revenues (€ million)	2,482	2,532	(2)%	+4%
Adjusted EBIT (€ million)	118	118	—%	+8%
Adjusted EBIT margin	4.8%	4.7%	+10 bps	—

Continued Adjusted EBIT margin growth due to Magneti Marelli
•
Net revenues largely in line with prior year, with higher volumes across all three businesses offset by negative foreign exchange effects
•
Adjusted EBIT in line with prior year, up 8% at CER
•
Spin-off of Magneti Marelli business expected to be completed by end of 2018 or early 2019, with expected listing on the Milan stock exchange(8)

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(7) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist. (8) The separation of Magneti Marelli will be subject to customary regulatory approvals, tax and legal considerations, final approval of the transaction structure by the FCA Board of Directors and other customary requirements. FCA may, at any time and for any reason, modify or terminate the proposed transaction, and there can be no assurances regarding the ultimate timing or completion of the proposed transaction.

Brand Activity

▪
Jeep unveils new 2019 Jeep Cherokee at the North American International Auto Show
▪
Jeep presents European premiere of the all-new Jeep Wrangler, new Jeep Cherokee and Jeep Grand Cherokee Trackhawk at the 2018 Geneva International Motor Show
▪
Jeep and Mopar unveil seven concept vehicles for the 52nd Annual Moab Easter Jeep Safari
▪
Jeep Grand Cherokee and Wrangler recognized with "Automotive Loyalty Awards" by IHS Markit Ltd

▪
All-new 2019 Ram 1500 debuts at the North American International Auto Show
▪
All-new 2019 Ram 1500 Laramie Longhorn Edition revealed at Dallas Auto Show
▪
Ram introduces the all-new 2019 Ram 1500 Lone Star model at the Dallas auto show and the Tradesman model at National Truck Equipment Association’s “The Work Truck Show” in Indianapolis

▪
Maserati Levante wins the BBC TopGear India “Exotic Car of the Year” award
▪
Maserati presents European premiere of the Maserati Ghibli, Quattroporte and Levante “Nerissimo Edition” at the 2018 Geneva International Motor Show
▪
Maserati presents world premiere of the Maserati Levante Trofeo at the 2018 New York International Auto Show

▪
Alfa Romeo Giulia voted “Best Car 2018” in its category by readers of auto motor und sport
▪
Alfa Romeo Stelvio voted “New Car of the Year 2018” by readers of Quattroruote magazine
▪
Alfa Romeo Giulia Quadrifoglio named “Best Sports and Performance Car” at British What Car? magazine’s Car of the Year awards
▪
Alfa Romeo introduces the Nürburgring Edition Stelvio Quadrifoglio NRING and Giulia Quadrifoglio NRING at the 2018 Geneva International Motor Show

▪
Chrysler expands agreement to deliver additional Chrysler Pacifica Hybrid minivans to Waymo's self-driving service
▪
Chrysler Pacifica wins numerous awards including being named to Car and Driver's "10 Best Trucks and SUVs", "Family Car of the Year" from Cars.Com and "Best Minivan" by the New York Daily News
▪
Chrysler Pacifica Hybrid named 2018 "Best New Car" in the Hybrid category by Good Housekeeping in partnership with Car and Driver magazine

▪
Dodge Challenger wins highest model loyalty in the non-luxury mid-size sport segment for the sixth time in the IHS Markit "Automotive Loyalty Awards"
▪
2018 Dodge Charger wins Edmunds "Best Retained Value" award

▪ Abarth 595 voted “Best Car 2018” in the “Imported Mini Car” category by the readers of auto motor und sport ▪ Abarth presents the special edition Abarth 124 GT at the Geneva International Motor Show

▪
Fiat presents the 500 Mirror family and the S-Design Fiat 124 Spider at the Geneva International Motor Show
▪
Fiat introduces the new 2018 Fiat 500 Urbana Edition in North America
▪
Fiat launches the all-new 2018 Ducato and 2019 Toro in Brazil, and all-new Cronos in Brazil and other markets across Latin America
▪
Fiat Toro marks 100,000 units sold in two years in Brazil

▪ Fiat Professional Ducato named "Best Camper Base Vehicle" by readers of Promobil for the 11th consecutive year

Reconciliations

Net profit to Adjusted EBIT	Three months ended March 31
(€ million)	2018	2017
Net profit	1,021	641
Tax expense	226	428
Net financial expenses	309	436
Adjustments:
U.S. special bonus payment(A)	115	—
Restructuring costs	3	35
Recovery of costs for recall - contested with supplier(B)	(63)	—
Other	—	(5)
Total adjustments	55	30
Adjusted EBIT(9)	1,611	1,535
Q1 2018 Adjusted EBIT excludes adjustments primarily related to:

(A)	Special bonus payment of $2,000 to approximately 60,000 employees in NAFTA as a result of the Tax Cuts and Jobs Act

(B)	Recovery of amounts accrued in 2016 in relation to costs for recall contested with a supplier

Net profit to Adjusted net profit	Three months ended March 31
(€ million)	2018	2017
Net profit	1,021	641
Adjustments (as above)	55	30
Tax impact on adjustments(C)	(38)	—
Total adjustments, net of taxes	17	30
Adjusted net profit(10)	1,038	671

(C)	Reflects tax impact on adjustments excluded from Adjusted EBIT noted above and also includes a €26 million reduction in the impact from the December 2017 U.S. tax reform

Diluted EPS to Adjusted diluted EPS	Three months ended March 31
	2018	2017
Diluted EPS (€/share)	0.65	0.41
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.01	0.02
Adjusted diluted EPS (€/share)(11)	0.66	0.43
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,566,402	1,551,534

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(9) Adjusted EBIT excludes certain adjustments from Net profit including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit); (10) Adjusted net profit is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (11) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the post-tax impact of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.

Debt to Net industrial debt	At March 31, 2018	At December 31, 2017
(€ million)
Debt	(16,242)	(17,971)
Current financial receivables from jointly-controlled financial services companies	362	285
Derivative financial assets/(liabilities), net and collateral deposits	226	206
Current debt securities(12)	172	176
Cash and cash equivalents	11,579	12,638
Net debt	(3,903)	(4,666)
Less: Net financial services debt	2,590	2,276
Net industrial debt(13)	(1,313)	(2,390)

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(12) Excludes certain debt securities held pursuant to applicable regulations (€56 million at March 31, 2018 and €59 million at December 31, 2017); (13) Net industrial (debt)/cash is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) certain current debt securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial (debt)/cash. Net industrial (debt)/cash should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial (debt)/cash depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial (debt)/cash should therefore be evaluated alongside these other measures as reported under IFRS for a more complete view of the Company’s capital structure and liquidity.

This document, and in particular the section entitled “2018 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the high level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to financial services companies;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On April 26, 2018, at 1 p.m. BST, management will hold a conference call to present the 2018 first quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, April 26, 2018